Exhibit 99.3

24 November 2020
Mesoblast Limited
ABN 68 109 431 870

Corporate Headquarters
Level 38
55 Collins Street
Melbourne, Victoria 3000
Mesoblast Limited (MSB)	AUSTRALIA
Results of Annual General Meeting Held 24 November 2020	T +61 3 9639 6036 F +61 3 9639 6030

United States Operations
In accordance with ASX Listing Rule 3.13.2 and section 251AA of the	505 Fifth Avenue
Corporations Act 2001 (Cth), we advise details of the resolutions and	Third Floor
the proxies received in respect of each resolution as per the attached	New York, NY 10017
report.	USA

All resolutions were passed and decided by way of a poll.	T+1 212 880 2060
F+1 212 880 2061
Release authorized by the Chief Executive.
Asia
20 Biopolis Way
Yours faithfully	#05-01 Centros
Biopreneur 3
SINGAPORE 138668

T+65 6570 0635
F+65 6570 0176

Niva Sivakumar	info@mesoblast.com
Joint Company Secretary	www.mesoblast.com

MESOBLAST LIMITED

ANNUAL GENERAL MEETING

Tuesday, 24 November, 2020

RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Poll (Manner in which votes were cast in person or by proxy on a poll (where applicable) on a poll at the meeting
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result
2	ADOPTION OF THE REMUNERATION REPORT	N	159,488,932 95.35%	6,584,571 3.94%	1,192,289 0.71%	2,384,775	169,629,010 96.18%	6,736,365 3.82%	2,411,709	Carried
3	RE-ELECTION OF MR DONAL ODWYER AS A DIRECTOR	NA	209,632,877 88.49%	25,986,094 10.97%	1,270,250 0.54%	1,805,523	219,869,452 89.37%	26,139,352 10.63%	1,812,457	Carried
4	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO CHIEF EXECUTIVE, DR SILVIU ITESCU, IN CONNECTION WITH HIS REMUNERATION FOR THE 2020/2021 FINANCIAL YEAR	NA	156,691,544 94.01%	8,754,207 5.25%	1,232,833 0.74%	2,971,983	166,785,146 94.96%	8,850,995 5.04%	3,140,943	Carried
5	RATIFICATION OF ISSUE OF SHARES TO EXISTING AND NEW INSTITUTIONAL INVESTORS	NA	215,776,546 98.65%	1,651,858 0.75%	1,307,657 0.60%	19,799,717	225,832,517 99.09%	2,074,532 0.91%	19,755,246	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed:   24/11/202012:18:27PM

This report was produced from the Link Market Services Meeting System